# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Muzinich Corporate Lending Income Fund, Inc., CIK 0001985375
CUSIP: 627930100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 10/01/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001401521

## Reporting persons
- AMERICAN COASTAL INSURANCE Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,927.61; shared voting power 0; sole dispositive power 4,927.61; shared dispositive power 0; aggregate amount beneficially owned 4,927.61 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Muzinich Corporate Lending Income Fund, Inc.
Address of issuer's principal executive offices: 450 PARK AVENUE, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: American Coastal Insurance Corporation
Address of principal business office or, if none, residence: 570 Carillon Parkway, Suite 100, Saint Petersburg, FL 33716
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,927.61 shares of common stock
Percent of class: 5.37%
Sole power to vote or to direct the vote: 4,927.61 shares of common stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,927.61 shares of common stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Owned by the reporting person's wholly-owned subsidiary, American Coastal Insurance Company.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AMERICAN COASTAL INSURANCE Corp: Svetlana Castle, Chief Financial Officer (01/16/2025)